5321 Corporate Boulevard

Baton Rouge, LA 70808

January 5, 2021

BY EDGAR SUBMISSION

Securities and Exchange Commission

The Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Howard Efron

Re:	LAMAR ADVERTISING CO/NEW

Form 10-K for the fiscal year ended December 31, 2019

Filed February 20, 2020

File No. 001-36756

Dear Mr. Efron:

This letter is submitted on behalf of Lamar Advertising Company (“Lamar” or the “Company”), in response to the comment provided to Lamar from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated December 23, 2020 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”). For your convenience, set forth below is the Staff’s comment followed by the Company’s response.

Form 10-K for the year ended December 31, 2019

Item 8 Financial Statements

(2) Revenue, page 58

1.

We note your disclosure that the majority of your advertising space contracts do not meet the definition of a lease under ASC 842. Please provide us with a summary of the typical terms of your advertising space contracts by source (i.e. billboard, logo and transit) and explain to us how you determined these contracts do not meet the definition of a lease. In your response, please tell us the amount of revenue for the year ended December 31, 2019 and quarterly period ended September 30, 2020 for each source derived from contracts that do meet the definition of a lease, and explain to us how these contracts differ from those contracts that are not leases.

RESPONSE:

Lamar is a non-traditional real estate investment trust (a “REIT”) and generates a majority of its net revenues by selling advertising space on billboards, buses, shelters, benches, logo plates and in airport terminals. As of December 31, 2019, the Company had approximately (a) 154,200 static billboard advertising displays, (b) 3,500 digital billboard advertising displays, (c) 151,200 logo sign advertising displays, and (d) 52,800 transit and airport advertising displays.

January 5, 2021

The majority of the Company’s net revenues are generated through its outdoor static and digital billboard advertising displays. For the year ended December 31, 2019 and nine months ended September 30, 2020, these billboard displays accounted for approximately 88% and 89% of its total net revenues, respectively. Lamar’s outdoor advertising revenues are further broken down into two categories for purposes of this response—local and national outdoor advertising revenues. The Company’s local outdoor advertising revenues comprised approximately 76% and 80% of its outdoor net revenues for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively. These local advertising revenues are generated on highly standardized contracts, including contract terms and conditions. The remaining 24% and 20% of its outdoor advertising revenues for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively, are from national advertising contracts which are generated through contracts with approximately 35 national advertising agencies. These national contracts, including contract terms and conditions, are unique to each advertising agency.

Lamar has also entered into operating agreements with 23 states and Canada to operate their respective logo advertising programs. These agreements allow Lamar to erect and operate interstate roadside signs within the specified state and are typically for a term of 3-5 years. Logo advertising customers must meet certain criteria stipulated within each contract in order to participate in the advertising program. These programs accounted for approximately 5% of the Company’s net revenues for the year ended December 31, 2019 and nine months ended September 30, 2020.

Lastly, Lamar enters into operating agreements with transit and airport authorities to operate advertising displays on buses, benches, shelters and within airport terminals. These operating agreements are typically for a period of 3-5 years. Net revenues generated from customers advertising within these agreements accounted for approximately 7% and 6% of the Company’s net revenues for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively.

Below we will discuss Lamar’s contract terms and conditions and management’s accounting analysis and conclusion for each category of revenues.

Outdoor advertising revenues:

As noted above, Lamar utilizes a highly standardized contract for its local billboard outdoor advertising displays, which comprised approximately 76% and 80% of its outdoor advertising revenues for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively.

The Company’s standardized local advertising contract contains the following summarized terms and conditions:

•	Clauses for late artwork – Artwork is generally provided by the advertiser prior to the start date of the contract, and if late, billing will occur on the contract service start date.

•	Copyright/trademark—The advertiser must warrant that all approved advertisement designs do not infringe on state or federal trademarks and copyrights.

•	Payment terms—Stipulates the advertiser’s obligations of payments on invoices for advertising, including fees for late payment.

•

Service interruptions—Limits Lamar’s liability for service interruptions related to acts of God, work stoppages, or damage or destruction of the asset. It also includes loss limits for illumination interruptions.

January 5, 2021

•

Copy acceptance—Lamar reserves the right to determine if the advertising copy and design are in good taste and meet its moral standards. Lamar reserves the right to reject or remove copy either before or after installation and to terminate the contract.

•	Termination—All contracts are non-cancellable by the advertiser without written consent by Lamar.

•	Materials and storage - Production materials will be held at a customer’s request, in which case fees may apply.

•	Installation lead time—Leeway of a certain number of days from the initial service date is required to complete installation on all non-digital displays.

•

Customer provided production—The advertiser is responsible for the production and shipping of advertising copy and is responsible for all space costs involved in the event the advertising copy does not reach Lamar by the established service dates. Production must meet Lamar’s specifications.

•	Billboard enhancements—Where allowed, extensions/cutouts to be placed on billboards as part of the ad campaign are limited in their size.

•	Assignment—The advertiser shall not sublet, resell, transfer, donate or assign any advertising space without the prior written consent of Lamar.

All of Lamar’s local standardized contracts specifically identify the fixed asset (specific billboard) on which the advertising content will be advertised, which cannot be substituted absent a contract amendment. Further, the contracts convey substantially all of the economic benefits from the use of the billboard display to the customer throughout the period of use, and therefore meet the criterion of ASC 842-10-15-4a.

While Lamar’s standardized contracts meet the criterion of ASC 842-10-15-4a, they do not meet the criterion in ASC 842-10-15-4b. In reaching this conclusion, we first considered that these contracts do not provide the customer with the right to change the content of the billboard display during the term of the contract. They require the customer to provide advertising content to the supplier (i.e. Lamar) for approval and installation on the billboard display within the first five days of the contract period, and the customer has no right to change the advertising displayed during the period without Lamar’s agreement. The output produced (advertising display) by the identified billboard asset is therefore predetermined. Furthermore, there are no other relevant “how and for what purpose” decisions that the customer controls during the advertising period – i.e. the customer (and Lamar) cannot change where the output is produced because the billboard is stationary; neither party can change when the output is produced (the billboard constantly displays the content), or how much it is displayed (it is displayed continuously throughout the period). Therefore, because all of the relevant how and for what purpose decisions are predetermined, the contracts do not convey decision making rights that grant the customer the right to direct how and for what purpose the billboard is used throughout the period of use (i.e. ASC 842-10-15-20(a) is not met).

Management then considered the criterion in ASC 842-10-15-20(b). Lamar noted the customer does not have the right to operate the asset (or direct others to operate the asset in a manner that it determines) throughout the period of use without Lamar having the right to change those operating instructions. Lamar installs, maintains and later removes the customer displays, and the customer has no right to change that. Further, the customer does not design the billboard asset itself (only the content that will be displayed thereon). As a result, the criterion in ASC 842-10-15-20(b) is not met. Because these arrangements do not meet the criterion in ASC 842-10-15-20(b), the criterion in ASC 842-10-15-4(b) are also not met and, consequently, these arrangements do not meet the definition of a lease and are accounted for under ASC 606.

January 5, 2021

The 35 national agencies that contract with Lamar each have unique contract terms and conditions. Of these, ten have terms that expressly provide the agency/advertising customer the right to change the advertising on the identified billboard at its discretion during the contract term. For these contracts, the output display on the billboard is not predetermined (i.e. agency/advertising customer has the right to change the output at its discretion). In these contracts, the criterion in ASC 842-10-15-20(a) is met and, consequently, so is the criterion in ASC 842-10-15-4(b). Contracts that give the agency/customer the enforceable right to change the advertising content during the term, even if for a fee, are accounted for as a lease under ASC 842. These contracts comprised approximately 6% and 4% of the Company’s total net advertising revenues for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively. The remaining national agency advertising revenues are accounted for under ASC 606, as their contract terms and conditions relevant to evaluating whether a lease exists are consistent with those in our standard local outdoor advertising contracts (described above).

Logo advertising revenues

The Company’s logo advertising contracts allow customers who meet logo program criteria to place advertisements on roadside exit signs. The signs are designed and operated in a manner to include advertising from a number of customers (up to nine in certain states) on a single logo structure. Lamar’s logo advertising contract terms and conditions are standardized by each state program. While there are some minor variations by state, below is a summary of the significant terms and conditions for the Company’s logo advertising contracts.

•

Advertiser Criteria—Advertisers that participate in the state advertising program must continue to meet the minimum criteria (i.e. must be a gas, food or motorist service establishment within a certain distance from the interchange) in order to continue participation.

•	Maintenance - Lamar (the program operator) is responsible for maintaining the business signs for the duration of the contract.

•

Advertisement Criteria—Advertisers who supply Lamar logo advertising displays understand that those displays must meet certain criteria as stipulated by the state contract in order to be installed on logo structures by Lamar.

•	Payment - Advertisers agree to pay the consideration included in the contract.

Similar to the Company’s local outdoor advertising contracts, its logo advertising contracts do not allow customers the ability to change the advertising content during the advertising term (i.e. the advertising content is predetermined).

The remaining relevant “how and for what purpose” decision about the use of the identified sign space is also predetermined – i.e. where the customer’s advertising signs will appear (the location of the sign) and when the signs will display the customer’s logo during the advertising term (continuously), are not able to be changed during the period of use. The customers do not operate, nor have the right to operate, the signs. Lamar installs and changes the logo display when a customer enters into a new contract. Lastly, customers are not involved in the design of the logo sign structures (i.e. the signs upon which the customer’s advertising appears).

As a result of the above, the Company’s logo customers do not have the right to direct the use of the identified sign space during the period of use. Therefore, the criterion of ASC 842-10-15-4(b) is not met and the logo advertising contracts do not meet the definition of a lease under ASC 842. All of our logo customer contracts are accounted for under ASC 606.

January 5, 2021

Transit and airport advertising revenues

Lamar enters into advertising contracts for display on the side of buses, benches, bus shelters and spaces within airport terminals. The Company’s customer contracts for transit and airport advertising are also on highly standardized contracts with the same terms and conditions as its local outdoor advertising contracts described above.

Management determined that these advertising spaces (i.e. outside of a wall of a bus or bus shelter, the airspace where a banner is hung in an airport terminal) are not physically distinct, separately identifiable assets. In each case, the advertising space in question is not physically or mechanically separable from the bus, bench, shelter or airport wall primarily being used for a purpose other than for advertising. Therefore, the space where the customer’s advertising is displayed is not an identified asset, and no lease exists because the advertising customer is not obtaining substantially all of the economic benefits from use of the larger identifiable asset. There is no lease because the criterion in ASC 842-10-15-4(a) is not met. These advertising contracts are accounted for under ASC 606 and there are no transit and airport advertising contracts that meet the definition of a lease.

*    *     *

We hope this letter is responsive to your comments and request for information. We acknowledge that the Company and management are responsible for the accuracy and adequacy of their disclosures. The Company’s goal is to address the comment in a manner that is acceptable to the Staff. If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (225) 926-1000.

Sincerely,

/s/ Jay L. Johnson

Jay L. Johnson

cc: Michelle Earley, Locke Lord LLP